UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

China Security & Surveillance Technology, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower
Shennan Road
Futian, Shenzhen, 518034
China
(86) 755-8351-0888

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(86) 10 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: WHITEHORSE TECHNOLOGY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,750,435
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,750,435
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,435
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: TU GUO SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,750,435
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,708,428
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,708,428
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES1 ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%2
14.	TYPE OF REPORTING PERSON IN
______________________________

1 The aggregate amount includes the shares of Common Stock that are (i) beneficially owned by the Rollover Shareholders (as defined in Item 3 below) and (ii) subject to the Rollover Agreement (as defined in Item 3 below), but does not include any other shares of Common Stock that may be owned by the Rollover Shareholders other than Mr. Tu, which information is not available to the Reporting Persons.
2 Based on 89,722,023 shares of common stock outstanding as of April 20, 2011.  Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: INTELLIGENT ONE LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,708,428
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,708,428
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES3 ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%4
14.	TYPE OF REPORTING PERSON CO
______________________________

3 The aggregate amount includes the shares of Common Stock that are (i) beneficially owned by the Rollover Shareholders (as defined in Item 3 below) and (ii) subject to the Rollover Agreement (as defined in Item 3 below), but does not include any other shares of Common Stock that may be owned by the Rollover Shareholders other than Mr. Tu, which information is not available to the Reporting Persons.
4 Based on 89,722,023 shares of common stock outstanding as of April 20, 2011.  Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No.	16942J105

1.	NAME OF REPORTING PERSON: RIGHTMARK HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,708,428
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,708,428
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES5 ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%6
14.	TYPE OF REPORTING PERSON CO
______________________________

5 The aggregate amount includes the shares of Common Stock that are (i) beneficially owned by the Rollover Shareholders (as defined in Item 3 below) and (ii) subject to the Rollover Agreement (as defined in Item 3 below), but does not include any other shares of Common Stock that may be owned by the Rollover Shareholders other than Mr. Tu, which information is not available to the Reporting Persons.
6 Based on 89,722,023 shares of common stock outstanding as of April 20, 2011.  Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

Introductory Note

This Amendment No. 6 (“Amendment No. 6”) is filed with respect to China Security & Surveillance Technology, Inc. (the “Company” or “Issuer”) by Whitehorse Technology Limited, a company organized and existing under the laws of the British Virgin Islands (“Whitehorse”), Mr. Tu Guo Shen (“Mr. Tu”), Intelligent One Limited, a company organized and existing under the laws of the British Virgin Islands (“Intelligent One”), and Rightmark Holdings Limited, a company organized and existing under the laws of the British Virgin Islands (“Rightmark”, and together with Whitehorse, Mr. Tu and Intelligent One, the “Reporting Persons”).  This Amendment No. 6 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”).  Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.

The Reporting Persons and certain senior members of the management of the Company are participants in the proposed transaction discussed in Item 4 below, and may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own any common stock, par value $0.0001 per share, of the Company (“Common Stock”) that may be beneficially owned by the members of the group as a whole. For purposes of this statement, the aggregate number of shares of Common Stock beneficially owned by the members of the group as a whole includes the shares of Common Stock that are (i) beneficially owned by the Rollover Shareholders (as defined in Item 3 below) and (ii) subject to the Rollover Agreement (as defined in Item 3 below), but does not include any other shares of Common Stock that may be owned by the Rollover Shareholders other than Mr. Tu, which information is not available to the Reporting Persons.

Item 2.              Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)        The persons filing this Statement are Whitehorse, Mr. Tu, Intelligent One and Rightmark.

(b)        The business address of each of the Reporting Persons is 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen, China 518034.

(c)        The principal business of each of Whitehorse, Intelligent One and Rightmark is to hold, transact or otherwise deal in the securities of the Issuer or to finance the Issuer.

The principal occupation of Mr. Tu is chief executive officer and chairman of the board of directors of the Issuer. Additionally, Mr. Tu serves as the sole director and sole shareholder of each of Whitehorse and Intelligent One, and the sole director of Rightmark.

(d)-(e)   During the five years preceding September 30, 2006 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Merger (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Tu is a citizen of the People’s Republic of China. Each of Whitehorse, Intelligent One and Rightmark is incorporated and existing under the laws of the British Virgin Islands.

Item 3.              Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Agreement and Plan of Merger, dated as of April 20, 2011 (the “Merger Agreement”), by and among (i) Rightmark, (ii) Rightmark Merger Sub Limited (“Merger Sub”), a British Virgin Islands company and a wholly-owned subsidiary of Rightmark, (iii) Mr. Tu, and (iv) the Issuer, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a wholly-owned subsidiary of Rightmark (the “Merger”). Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Issuer’s willingness to enter into the Merger Agreement, Mr. Tu entered into a limited guaranty in favor of the Issuer with respect to certain obligations of Rightmark and Merger Sub under the Merger Agreement (the "Limited Guaranty"). Copies of the Merger Agreement and the Limited Guaranty are filed as Exhibit 7.02 and Exhibit 7.03 and are incorporated herein by reference.

The financing for the transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to (i) a Facility Agreement, dated as of April 20, 2011 (the “Facility Agreement”), by and between Rightmark and China Development Bank Corporation Hong Kong Branch and (ii) a Rollover Agreement, dated as of April 20, 2011 (the “Rollover Agreement”), by and among Rightmark, Intelligent One, Mr. Tu and certain senior members of the management of the Company (the “Rollover Shareholders”). Copies of the Facility Agreement and the Rollover Agreement are filed as Exhibit 7.04 and Exhibit 7.05 and are incorporated herein by reference.

Item 4.              Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than (i) shares of Common Stock owned by Rightmark or Merger Sub and (ii) shares of Common Stock as to which appraisal rights are properly exercised under Delaware law, will be cancelled in exchange for the right to receive $6.50 in cash, without interest (the “Merger Consideration”). In addition, each share of Common Stock that, immediately prior to the Effective Time, is subject to vesting and/or forfeiture restrictions under the equity incentive plan adopted by the board of directors of the Issuer on February 7, 2007 and subsequently amended in February 2010 shall become fully vested immediately prior to the Effective Time, and shall be treated as a share of Common Stock. Further, at the Effective Time, each warrant to purchase shares of Common Stock issued on July 31, 2006 and on July 23, 2008 that is outstanding at the Effective Time shall be cancelled and, in exchange for cash (without interest) equal to the excess of the Merger Consideration over the exercise price of such warrant; provided, that if the exercise price of the warrant is equal to or greater than the Merger Consideration, such warrant shall be cancelled without any cash payment being made in respect thereof.

The Issuer’s board of directors, acting upon the unanimous recommendation of an independent committee of the board of directors of the Issuer, approved the Merger Agreement and resolved to recommend that the Issuer’s stockholders vote to adopt the Merger Agreement. The independent committee, which is composed solely of directors unrelated to any of Rightmark, Merger Sub and Mr. Tu, negotiated the terms of the Merger Agreement with the assistance of its legal advisors.

The Issuer has made representations and warranties in the Merger Agreement. The Issuer has also agreed to various covenants, including, among other things, subject to certain exceptions: (i) to conduct its business in the ordinary course between the date of the Merger Agreement and the earlier of the Effective Time and the date of termination of the Merger Agreement; (ii) that the Issuer’s board of directors will recommend that the Issuer’s shareholders vote in favor of the adoption of the Merger Agreement; (iii) to take all actions necessary to convene a meeting of shareholders to consider the adoption of the Merger Agreement and (iv) to cooperate with respect to governmental filings and approvals, public disclosure, employee benefits and other matters. The Issuer is permitted to solicit inquiries, provide confidential information, and enter into and maintain discussions or negotiations in connection with alternative transaction proposals for a "go-shop" period of 40 days following the signing of the Merger Agreement. After such period, the Issuer may not solicit alternative transaction proposals or enter into discussions concerning, or provide confidential information in connection with, any alternative transaction proposal (subject to the fulfillment of certain fiduciary duties of the board of directors of the Issuer).

Rightmark and Merger Sub have, jointly and severally, made customary representations, warranties and covenants, including with respect to the availability of financing pursuant to the Facility Agreement.

Completion of the Merger is subject to customary closing conditions, including (i) the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Common Stock in favor of the adoption of the Merger Agreement; (ii) the absence of any law or order preventing the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (iii) material compliance by each party with its obligations under the Merger Agreement; (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the respective parties to the Merger Agreement; (v) the absence of any effect, change, event or occurrence that has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement); and (vi) the absence of any effect, change, event or occurrence that has had, or would reasonably be expected to have, a Parent Material Adverse Effect (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for Rightmark and the Issuer, including, among others, if the Merger is not consummated on or before April 20, 2012. Further, at any time prior to the Effective Time, the Merger Agreement may be terminated by the Issuer (i) if he Issuer enters into an acquisition agreement relating to a Superior Proposal (as defined in the Merger Agreement), (ii) if there is an uncured breach of any of Rightmark’s or Merger Sub’s representations, warranties or covenants, (iii) if Rightmark and Merger Sub fail to consummate the Merger within two business days following the date on which all the conditions to the obligation of each of Rightmark, Merger Sub and the Issuer to effect the Merger or (iv) at any time for any reason on or prior to May 4, 2011. At any time prior to the Effective Time, the Merger Agreement may be terminated by Rightmark if (i) the board of directors of the Issuer effects and has not withdrawn a Change of Recommendation (as defined in the Merger Agreement); or (ii) there is an uncured breach of any of the Issuer’s representations, warranties or covenants.

If (i) the Company terminates the Merger Agreement to enter into an acquisition agreement relating to a Superior Proposal, or (ii) Rightmark terminates the Merger Agreement pursuant to (a) a Change of Recommendation by the board of directors of the Issuer or (b) the Merger has not been consummated by April 20, 2012 or shareholder approval has not been obtained, and an alternative transaction proposal has been made to the Issuer and within 12 months after such termination, such alternative transaction proposal shall have been consummated or any definitive written agreement with respect to such alternative transaction proposal, the Issuer must pay a termination fee of $10 million; provided, that if the Issuer terminates the Merger Agreement to enter into an agreement in connection with an alternative transaction proposal received during the 40-day "go-shop" period, the amount of the termination fee will be $5 million.

Rightmark must pay a termination fee of $20 million if the Issuer terminates the Merger Agreement due to (i) an uncured breach of any of Rightmark’s or Merger Sub’s representations, warranties or covenants or (ii) the failure of Rightmark and Merger Sub to consummate the Merger within two business days following the date on which all the conditions to the obligation of each of Rightmark, Merger Sub and the Issuer to effect the Merger.

Following the consummation of the Merger, the shares of Common Stock will cease to be listed on The New York Stock Exchange or the NASDAQ Dubai and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, and the Issuer will be privately held. Mr. Tu will beneficially own at least 86% of the equity securities in the Issuer and the Rollover Shareholders will beneficially own the remainder equity securities in the Issuer. In addition, at the Effective Time, each of the certificate of incorporation and bylaws of the Surviving Corporation shall be amended in its entirety to read as the certificate of incorporation and bylaws, respectively, of Merger Sub, in each case except to the extent necessary to reflect that the name of the surviving corporation shall remain China Security & Surveillance Technology, Inc.

The foregoing description of the Merger Agreement, the Merger and the other agreements and transactions related thereto does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of such documents, which is incorporated by reference in this Schedule 13D.

On April 20, 2011, the Issuer announced the Merger in a press release and furnished to the SEC a report on Form 8-K regarding the Merger.

Rollover Agreement. Pursuant to the Rollover Agreement, at or prior to the Effective Time, the Rollover Shareholders will contribute to Rightmark an aggregate amount of 21,708,428 shares of Common Stock beneficially owned by them at a value of $6.50 per share in exchange for equity securities of Intelligent One (or cash, if agreed between Rightmark and such Rollover Shareholder) of equivalent value.

Item 5.              Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Mr. Tu is the sole shareholder of Whitehorse. Whitehorse holds 18,750,435 shares of the Common Stock, approximately 20.9% of the outstanding shares of the Common Stock.  Mr. Tu shares voting and dispositive control over the shares of the Common Stock held by Whitehorse. Mr. Tu is thereby deemed to have beneficial ownership of such shares. Mr. Tu is also the sole shareholder of Intelligent One. Intelligent One is the sole shareholder of Rightmark. By virtue of the Rollover Agreement, each of Mr. Tu, Intelligent One and Rightmark shares dispositive control over the shares of the Common Stock held by the Rollover Shareholders. Based on the information available to and verifiable by the Reporting Persons, Mr. Tu, Intelligent One and Rightmark is thereby deemed to have beneficial ownership of 21,708,428 shares of Common Stock, approximately 24.2% of the outstanding shares of the Common Stock.

By virtue of the relationship among the Reporting Persons described herein and the Rollover Shareholders, the Reporting Persons and the Rollover Shareholders may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 20, 2011, the Issuer entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 are incorporated herein by reference. Concurrently with the execution of the Merger Agreement, (i) Rightmark and China Development Bank Corporation Hong Kong Branch entered into the Facility Agreement, (ii) Rightmark and the Rollover Shareholders entered into the Rollover Agreement and (iii) Mr. Tu gave the Limited Guaranty in favor of the Issuer.

The descriptions in Item 3 and Item 4 of this Statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this Statement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.05 and are incorporated herein by reference.

Item 7.              Material to Be Filed as Exhibits

The following is filed herewith as Exhibits to this Amendment No. 6:

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons dated April 21, 2011

Exhibit 7.02	Agreement and Plan of Merger by and among Rightmark, Merger Sub, the Issuer and Mr. Tu, dated April 20, 2011

Exhibit 7.03	Limited Guaranty by and between Mr. Tu and the Issuer, dated April 20, 2011

Exhibit 7.04	Facility Agreement by and between Rightmark and the Bank, dated April 20, 2011

Exhibit 7.05	Rollover Agreement by and among Rightmark, Intelligent One and the Rollover Shareholders, dated April 20, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated:   April 21, 2011

Tu Guo Shen

/s/ Tu Guo Shen
Name:	Tu Guo Shen

Whitehorse Technology Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director

Intelligent One Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director

Rightmark Holdings Limited

By:	/s/ Tu Guo Shen
Name:	Tu Guo Shen
Title:	Director